

August 3, 2011

Via Facsimile
Lainie Goldstein
Chief Financial Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012

> **Re: Take-Two Interactive Software, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2011**
> **Filed May 25, 2011**
> **Form 8-K Filed on May 24, 2011**
> **File No. 001-34003**

Dear Ms. Goldstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Business, page 1

1.   Your business and risk factor disclosure describe your reliance on game titles, platform manufacturers, customers and third-party distributors in vague terms. For instance, you state the following:

- You generate "a substantial portion" of your revenues from Grand Theft Auto and "certain" other unnamed titles;
- The "majority" of the company's products are made for the hardware platforms developed by Sony, Microsoft and Nintendo;
- A "limited number" of customers generate a "substantial portion" of your revenues.

- You rely on a "limited number" of third-party distributors for a "significant portion" of your products.

  Where you indicate that you rely on one or more entities for a "substantial portion," "significant portion" or a "majority" of your revenues, products, etc., please quantify such amounts in your response and in future filings.

2. We note that you have not filed agreements with Sony, though it appears from your disclosure that you have entered into agreements with Sony on which you may be substantially dependent. Please file your platform manufacturer agreements with Sony as exhibits to your Form 10-K pursuant to Item 601(b)(10) of Regulation S-K or provide us with your analysis as to why you believe such agreements are not required to be filed.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Years Ended March 31, 2011 and 2010, page 39

3. In your discussions of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. As one example, without limitation, you indicate that net revenue nearly doubled in 2011 due primarily to two releases in May and August of 2010 and increases in your NBA franchise, partially offset by decreases in sales of the titles you identify by name. Please tell us what consideration you gave to quantifying the amount of the change attributable to each of the factors or events that you identify throughout the Results of Operations section. Refer to Section III.B of SEC Release No. 34-48960 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Liquidity and Capital Resources, page 45

4. Your discussion of cash flows from operating activities appears to be limited to your disclosure of the strong performance of games released during the year, primarily Red Dead Redemption, NBA 2K11, and Mafia II. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows, such as for material changes in operating assets and liabilities, to better explain the variability in your cash flows. While your cash flow statement reports the increases and decreases of the various individual components of working capital, it would not provide a sufficient basis for a reader to analyze the change. Please refer to the guidance of Section IV of SEC Release No. 34-48960.

5.   Additionally, you indicate on page 88 that your intention is to indefinitely reinvest undistributed earnings from foreign subsidiaries. Please tell us your consideration to disclose the amount of cash and investments that are currently held in subsidiaries where earnings are indefinitely reinvested. To the extent that this tax strategy relates to certain countries, then tell us how you considered disclosing the names of such countries. We refer you to Item 5.B of Form 20-F and Section IV of SEC Release 34-48960.

Item 11. Executive Compensation, page 52   (Incorporated by Reference from Definitive Proxy Statement filed July 29, 2011)

Compensation Discussion and Analysis

Long-Term Equity Incentives, page 37

6.   It is unclear from your disclosure how you determined the amount of the equity awards with respect to time-vested, performance-vested and retention incentive awards for Mr. Krauss and Ms. Goldstein. In your response, please identify the number of shares and corresponding dollar value for each of the equity awards made to Mr. Krauss and Ms. Goldstein, preferably in tabular form. Then clarify how the amount of each award was determined by the compensation committee. For the retention incentive awards, please also explain the circumstances supporting the compensation committee's determination that such awards were warranted.

Item 15. Exhibits, Financial Statement Schedules, page 53

7.   Your exhibit index is marked to indicate that portions of the Xbox 360 Publisher License Agreement with Microsoft dated November 16, 2006 (Exhibit 10.28) have been omitted pursuant to a grant of confidential treatment. However, it appears that the order granting confidential treatment expired on November 22, 2009. If you have an order indicating that confidential treatment was extended beyond the initial period, please provide us with a copy of the order or advise.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 71

8.   Please provide us with the amount of in-game advertising revenue recognized for all periods presented. If it is greater than ten percent, then tell us how you considered presenting revenue and cost of revenue from these services separately on the face of your consolidated statement of operations pursuant to Rule 5-03 of Regulation S-X. Additionally, if material and where a minimum guarantee of games sold does not exist,

> tell us how you determined recognizing revenue upon initial release was appropriate versus, for example, recognizing it over the expected life of the title.

Note 13. Legal and Other Proceedings, page 86

9. We note your disclosures where you state "[w]hile there is a possibility that a loss may be incurred in excess of the amounts accrued in our financial statements, we believe that such losses, unless otherwise disclosed would not be material." Tell us what you mean by "possibility." Please revise your disclosures in future filings to refer to the specific terms used in ASC 450 (i.e. probable, remote, and reasonably possible). In this regard, please note that your use of the term "possibility" is confusing as it appears to imply a fourth criteria in ASC 450 that does not exist in the range of probable, reasonably possible or remote.

10. You also state that an unfavorable resolution of some or all of these matters could materially affect our business, financial condition, results of operations or cash flows. It is unclear whether you omitted the statement of comprehensive income and statement of changes in owners' equity for a particular reason. Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is *material to your financial statements*, rather than any variation thereof, and provide us with your proposed disclosure.

Form 8-K Filed on May 24, 2011

11. We note your presentation of a full non-GAAP consolidated statement of operations in your fourth quarter and fiscal 2011 earnings results furnished in Exhibit 99.1 of your Form 8-K. Please tell us how you considered removing such presentation as it appears to convey undue prominence to a statement based on non-GAAP information. We refer you to Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K and Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief